SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES THIRD QUARTER 2003 RESULTS

Curitiba, Brazil, November 20, 2003 – Companhia Paranaense de Energia – Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the third quarter of 2003. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Third quarter net revenues totaled R$ 756.6 million – increase of 10.7% against the previous quarter.

  Operating Income from July to September 2003: R$ 57.7 million

  Net loss in the third quarter of 2003: R$ 5.8 million (R$ -0.02 per 1,000 shares)

  Increase in consumption throughout direct distribution and free customers: 1.6%

  EBITDA in the third quarter 2003: R$146.1 million

Management Commentary

“The loss of R$ 5.8 million reported in the third quarter reflects, mainly, the continuity of the provision for gas purchase for UEG Araucária, as well as the decision of the Company’s administration to include provision for Refis interest and losses from tax incentives.

The expenses with energy purchased for resale already reflect in this quarter the agreement signed with CIEN.

Besides that, the third quarter financial results were impacted by the devaluation of the Real against the U.S. dollar.

Ronald Thadeu
Ravedutti CFO and Investor Relations Officer

KEY EVENTS

Net Income
In the third quarter 2003, Copel reported a net loss of R$5.8 million. From January through September 2003, however, the Company had a net income of R$ 260.3 million, or R$ 0.95 per thousand shares.

Market Expansion
From January through September 2003, total power consumption in Copel’s direct distribution area, including consumption by unregulated (“free”) customers, increased by 0.8% over the same period of 2002. Residential and commercial segments recorded increases of 1.8% and 4.9%, respectively, while the industrial segment recorded a drop in consumption of 5.0%. This reduction is due to the low level of economic activity in recent months and to the fact that some industrial customers became free customers.

Supply Rates
Under ANEEL Resolution no. 284, dated June 23, 2003, and effective June 24, Copel Distribução S.A. (Copel’s distribution subsidiary) was authorized to increase its power rates up to 25.27%, on average. However, customers who are not overdue have been granted by the Company a discount equivalent to the rate increase.

Overdue customers
The rate increase discount afforded to Copel customers that are not overdue has caused a significant drop in the number of overdue bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4 % of the Company’s 12-month gross revenues. In September, this figure dropped to 3.5 % of the 12-month gross revenues, or R$ 122 million. Based on the negotiations Copel has conducted, the Company estimates the overdue figure for December should reach an even lower level.

Hedging Transaction
Copel, assisted by Banco do Brasil S.A., has concluded a hedging transaction for the US$ 150 million Eurobonds due on May 2, 2005. The transaction consists of replacing 100% of the exchange rate variation for an average of 75.19% of the Brazilian Interbank Deposit Rate (CDI).

Global Finance Award
Copel was chosen by Global Finance Magazine as the “Best Latin-American Electric Utility”. This is the third time Copel is awarded by Global Finance in the six years of existence of the awards.

Best IR Company
Copel was awarded by the American IR Magazine as the best Brazilian company in Investor Relations, in the small and mid cap category in the year of 2003.

CIER Quality Award
Copel won, in the bronze category, the CIER Quality Award – Client Satisfaction 2003.

New Power Sector Framework
Copel - in cooperation with CEMIG, CELG, CEB, CELESC, and CEEE – has prepared a report entitled “Contributions towards the Definition of a New Model for the Brazilian Electric Power Sector: a Point of View of Power Utilities controlled by State Governments”, which was submitted to the Ministry of Mines and Energy, to help promote the institutional improvement of the power sector. This report is available online at Copel’s website (www.copel.com), in the IR section.

Araucária Thermal Power Plant
In May 2000, Copel signed a power capacity purchase agreement with the Araucária Thermal Power Plant for 485 MW. In January 2003, the Company started renegotiating it. However, negotiations broke down as UEG Araucária notified Copel of its appeal for arbitration to the Chamber of International Trade in Paris. To safeguard its rights, Copel filed for an injunction pleading the suspension of the arbitration procedures, which was granted by a court of law in Paraná.
UEG Araucária then filed an appeal to nullify the injunction obtained by Copel. On June 25th 2003, the State Court of Law sustained the injunction granted to Copel.
This injunction relieves Copel of the duty to submit a defense before the French court in order to avoid being declared in default on account of its suspending payments to UEG Araucária. In the meantime, the Brazilian courts will review the Company’s request for nullification of the contractual provision establishing that any pending issues between the parties should be submitted to an arbitration chamber in Paris.
Based on external legal counsel, Copel decided to stop accruing amounts in connection with Araucária capacity.
On August 14th 2003, Copel filed a new precautionary suit against UEG Araucária in order to be allowed to produce evidence in advance. This measure aims to establish the current technical impossibility of operating the power plant in a continuous, safe, and permanent manner as evidence to support the Company’s case. A court-ordered inspection will be conducted, whereby an expert chosen by the court should prepare a technical report, based on subjects previously defined by Copel and UEG Araucária, with his findings. Technical assistants from both parties should participate in the inspection and issue reports with their own conclusions regarding those same subjects.

Automation of Substations
Since the beginning of 2003, Copel is the first Brazilian electric company to reach 100% of automation in the transmission system substations, employing automated systems developed by the company itself.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion
From January through September 2003, total power consumption in Copel’s direct distribution area and free customers amounted to 13,986 GWh, representing an increase of 0.8% over the same period last year. This consumption growth reflects the significant expansion of the commercial segment (4.9%), resulting from the establishment of several hypermarkets throughout the State, and of the rural segment (2.6%), due to larger crops and new connections. The decrease in the industrial segment consumption is explained by the lower economic activity in recent months, and also by the loss of some industrial clients who became free customers.
Copel’s total customers as of September 2003 reached 3,071,361 - a 2.6% increase when compared to the same period of the previous year.

Consumption by Class

in GWh

Class	Jan -Sep/03	Jan -Sep/02%
Residential	3,287	3,229	1.8
Industrial	5,386	5,669	(5.0)
Commercial	2,128	2,028	4.9
Rural	935	911	2.6
Other	1,259	1,228	2.5
Subtotal	12,995	13,065	(0.5)
Free customers outside the	991	815	21.6
State of Paraná (Industrial)
Total	13,986	13,880	0.8

Revenues

Net revenues reached R$ 2,153.7 million, 9.4% higher than the R$ 1,968.5 million reported in the same period last year. This increase reflects the readjustment of 10.96% in the supply tariff in 6/24/2002, and the market growth of 0.8%.
The increase in the supply revenue is due to the correction in the accounting of the bilateral contracts with Celesc, which, from January to August 2003, were appropriated as retail - industrial class outside the concession area. Starting in September, they were re-classified as supply (R$ 58.7 million)

Gross Revenue

(R$ thousands)

Revenues	Jan - Sep/03	Jan - Sep/02	% change
Residential	995,744	899,033	10.8
Industrial	848,725	764,923	11.0
Commercial	529,276	460,482	14.9
Rural	122,953	106,177	15.8
Other classes	225,574	197,527	14.2
Total Retail	2,722,272	2,428,142	12.1
Supply	221,092	160,296	37.9
Use of Transmission Lines	74,204	102,259	(27.4)
Telecom	23,422	25,041	(6.5)
Other	50,997	44,259	15.2
Total	3,091,987	2,759,997	12.0

Expenses

By the end of September 2003, total operating expenses reached R$ 1,865.8 million, against R$1,476.2 million in the first nine months of 2002. The main reasons for the 26.4% increase are:

  the 14.2% increase in the lines “personnel” and “pension plan and other benefits”, resulting from the payroll readjustment (9%) established in the collective labor agreement of October 2002, and the provisions for labor claims;

  the increase in the “supplies” line, which reflects the provision for the purchase of gas, in the amount of R$ 126.8 million.

  Copel has obtained a legal opinion issued by IDC – Instituto de Direito Civil (Institution of Civil Rights) – that considers the contract for purchase of capacity of UEG Araucária inefficient from a legal point of view, since it has not been homologated by Aneel. The Company’s administration, based on this legal opinion, decided to revert, on June 30, 2003, the provision for the purchase of capacity from UEG Araucária. Since that date, the expenses under this contract have not been recorded;

  the 10.8% growth in the line “electricity purchased for resale”, due to the purchase of energy from Itaipu (R$ 288.2 million), CIEN (R$ 208.6 million), MAE – Energy Wholesale Market (R$ 27.9 million) and Dona Francisca (R$ 21.8 million);

  the increase of 25.0% in the line “use of transmission system”, resulting from the readjustments of the tariff for the use of the transmission system of the Basic Network homologated by Aneel Resolutions #358 of 6/28/2002 and #307 of 6/30/2003;

  the increase in the “regulatory charges”, under which the following charges are recorded: CCC – Fuel Consumption Account (R$ 101.0 million), Financial Compensation for the Utilization of Water Resources (R$ 34.4 million), Aneel’s Electric Power Services Oversight Fee (R$ 4.6 million), CDE – Energy Development Account (R$ 6.7 million) and the amortization of the deferment of CVA – Memorandum Account for “Parcel A” Variations (R$ 2.1 million);

  other operating expenses reached R$ 119.3 million. This increase compared to the same period of 2002 is mainly due to:

    insurance contracts totaling R$ 14.4 million (mainly for UEG Araucária); and

    provisions in the amount of R$ 84.3 million, mainly for the Refis interest (R$ 62.2 million), due to tax obligations with the INSS (Brazilian Social Security Institute).

(R$ thousands)

Operating Expenses	Jan – Sep/03	Jan – Sep/02	% chg
Personnel	271,098	239,327	13.3
Pension plan and other benefits	78,375	66,615	17.7
Supplies	174,952	54,966	218.3
Third-party services	116,077	133,014	(12.7)
Electricity purchased for resale	595,897	537,709	10.8
Transmission of electricity purchased	13,517	10,902	24.0
Use of transmission system	129,632	103,683	25.0
Depreciation and amortization	218,158	211,386	3.2
Regulatory charges	148,862	121,488	22.5
Other expenses	119,271	(2,853)	-
Total	1,865,839	1,476,237	26.4

EBITDA

EBITDA reached R$ 506.1 million in the first nine months of the year, 28.1% lower than the R$ 703.6 million recorded in the same period of the previous year.

Financial Results

The increase in financial income from January to September 2003, compared to the same period of 2002, reflects basically the monetary variation on CVA (R$ 34.0 million).

The impact of the appreciation of the Real against the U.S. dollar (33% in the last twelve months) was the main cause of the reduction in the financial expenses in the period.

Operating Income

The operating income from January to September 2003 totaled R$ 473.7 million. In the same period of 2002, the Company recorded a loss of R$ 59.9 million.

Non-Operating Result

The non-operating result in the first nine months of 2003 (R$ 61.3 million) reflects, mainly, the R$ 39.7 million recorded under provision for possible losses in tax incentives from the Finam – Amazonia Investments Fund and Finor – Northeast Investments Fund.

Net Result

In the third quarter 2003, Copel recorded a net loss of R$ 5.8 million. From January to September 2003, however, the Company registered net income of R$ 260.3 million. This result reflects, mainly, the reversion of the provision for the purchase of capacity from UEG Araucária and the re-negotiation of the contract with CIEN for energy purchase, as well as the positive financial result, following the appreciation of the real against the U.S. dollar.

Balance Sheet and Capex (Assets)

As of September 30, 2003, Copel’s total assets amounted to R$ 9,036.8 million.

The capital expenditures for the first nine months of 2003 totaled R$ 203.3 million, of which R$ 7.1 million were invested in generation projects, R$ 42.1 million in transmission, R$ 102.9 million in distribution, R$ 16.7 million in telecommunication and R$ 34.5 million in partnerships.

Balance Sheet (Liabilities)

Copel’s total debt amounted to R$ 1,954.9 million on September 30, 2003, with a debt-to-equity ratio of 39.2%.

Copel’s shareholders’ equity totaled R$ 4,986.4 million, 0.2% lower than the amount recorded in September 2002, and equivalent to R$ 18.22 per thousand shares.

Debt Profile

(R$ thousands)

Foreign Currency	ShortTerm	Long Term	Total
Eurobonds	17,933	438,510	456,443
IDB	29,844	178,433	208,277
National Treasury	13,659	170,374	184,033
Eletrobrás	14	88	102
Banco do Brasil S/A	6,515	32,455	38,970
Total	67,965	819,860	887,825

Local Currency	ShortTerm	Long Term	Total
Eletrobrás	40,814	377,962	418,776
BNDES	5,158	6,380	11,538
Debentures	33,227	600,698	633,925
Turnkey	250	-	250
Other	1,171	1,380	2,551
Total	80,620	986,420	1,067,040

TOTAL	148,585	1,806,280	1,954,865

ADDITIONAL OPERATING INFORMATION

Main Operational and Financial Highlights

(As of September 30, 2003)

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	12
Number of automated step up substations:	10
Transforming capacity:	5,004 MVA

Transmission
Transmission lines:	6,839 km
Number of substations:	124
Number of automated substations:	124
Transforming capacity:	14,727 MVA

Distribution
Distribution lines:	164,731km
Number of substations:	225
Number of automated substations:	143
Transforming capacity:	1,345 MVA
Served localities:	1,108
Served cities:	393
Number of consumers:	3,071,361
DEC (outage duration by consumer):	10:13 hours
FEC (outage frequency by consumer):	9.77 outages

Telecom
OPGW optical cables:	2,800 km
Self-sustained optical cables:	1,974 km
Served cities:	65
Number of clients:	147

Administration
Number of employees:	5,898
Consumer/distribution branch employee:	756

Financial
Book Value per 1,000 shares:	R$ 18.22
EBITDA:	R$ 506.1million
Liquidity (current ratio):	1.14x

Tariffs

(R$/MWh)

Tariffs	Sep 2003	Sep2002	% change
Retail	156.37	141.42	10.6
Supply to small power utilities	66.32	52.87	25.4
Itaipu (purchase) *	94.37	140.95	(33.0)
(*) Furnas transmission tariff included

Retail Tariffs

(R$/MWh)

Tariffs	Sep 2003	Sep 2002	% change
Residential	226.72	220.43	2.9
Industrial	112.26	93.39	20.2
Commercial	184.53	182.31	1.2
Rural	131.86	129.23	2.0
Other	139.05	135.61	2.5
Total Retail	156.37	141.42	10.6

Energy Flow (GWh)

Source

Own Generation	13,146
Energy Purchased	7,871
Itaipu	4,142
Ande	274
Cien	2,555
Autoproducers	900

Copel’s Total Available Power	21,017

State Demand	13,345
Retail	12,995
Wholesale	350
Free Customers	991
Initial Supply Contracts	79
Bilateral Contracts	1,772
Other	3,614
Losses	1,216

Main autoproducers: Itiquira (375 GWh), Dona Francisca (334 GWh) and Foz do Chopim (123 GWh).

Main bilateral contracts: Elektro (872 GWh) and Celesc (852 GWh).

Shareholder Structure (Millions of shares)

As of September 30, 2003

Milhões de ações/Millions of shares

ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED "A"	%	PNB PREFERRED "B"	%	TOTAL	%

ESTADO DO PARANA	85.028	58,6	-	-	-	-	85.028	31,1
ELETROBRÁS	1.531	1,1	-	-	-	-	1.531	0,6
BNDESPAR	38.299	26,4	-	-	28.211	22,0	66.510	24,3
CUSTODIA BOLSA (Free Float)	19.575	13,5	122	30,0	99.855	77,9	119.552	43,7
No Brasil	19.251	13,3	122	30,0	56.872	44,4	76.245	27,9
ADS's	324	0,2	-	-	42.983	33,5	43.307	15,8
OUTROS	597	0,4	285	70,0	152	0,1	1.034	0,4

TOTAL	145.030	100,0	407	100,0	128.218	100,0	273.655	100,0

FINANCIAL STATEMENTS - COPEL

ASSETS

	03/31/2003	06/30/2003	09/30/2003	09/30/2002
Current Assets
Cash in hand	229,703	366,028	501,055	509,983
Customers and distributors	625,031	630,512	639,181	754,809
Allowance for doubtful accounts	(40,487)	(57,133)	(57,133)	(14,711)
Accounts receivable	12,849	13,071	16,424	7,302
Services in progress	3,518	3,438	3,757	13,611
CRC transferred to State Government	63,990	81,978	99,668	20,876
Taxes and social contribution paid in advance	157,203	65,149	67,688	117,523
Materials and supplies	16,401	16,438	17,214	17,971
Account for compensation of "Portion A"	3,964	-	30,939	19,195
Prepaid expenses	9,464	989	4,397	3,878
Other	16,049	15,711	6,571	31,450

	1,097,685	1,136,181	1,329,761	1,481,887

Long-Term Assets
Customers and Distributors	28,343	63,465	67,365	6,937
CRC transferred to State Government	908,858	897,190	904,096	769,680
Income tax and social contribution tax	584,151	549,477	578,065	587,076
Judicial deposits	101,561	105,792	107,957	75,379
Intercompany receivable	36,668	36,733	36,970	36,792
Account for compensation of "Portion A"	120,395	177,056	216,573	325,881
Prepaid expenses and other	61,162	58,723	58,076	48,126

	1,841,138	1,888,436	1,969,102	1,849,871

Permanent
Investments	524,504	529,739	494,644	505,266
Property, plant and equipment
In service	5,436,581	5,442,321	5,446,701	5,459,373
Construction in progress	503,726	473,172	465,993	471,624
( - ) Special liabilities	(641,845)	(657,312)	(669,403)	(628,057)

	5,298,462	5,258,181	5,243,291	5,302,940

	5,822,966	5,787,920	5,737,935	5,808,206

Total Assets	8,761,789	8,812,537	9,036,798	9,139,964

SUMMARIZED FINANCIAL STATEMENTS
AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2003
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	03/31/2003	06/30/2003	09/30/2003	09/30/2002
Current Liabilities
Loans and financing	139,138	112,337	115,358	173,327
Debentures	7,159	32,073	33,227	27,916
Suppliers	549,222	417,737	487,834	412,323
Taxes and social contributions	165,948	172,541	284,046	134,236
Dividends proposed	638	638	637	647
Accrued payroll costs	46,184	56,158	71,318	55,663
Pension plan and other post-retirement benefits	74,133	76,793	76,429	33,597
Regulatory charges	44,839	60,509	56,435	35,021
Customers and other current liabilities	28,545	29,769	40,990	40,194
	1,055,806	958,555	1,166,274	912,924
Long-Tem Liabilities
Loans and financing	1,366,763	1,213,246	1,205,582	1,545,924
Debenture	597,471	596,600	600,698	529,854
Suppliers	-	889	889	-
Pension plan and other post-retirement benefits	588,655	585,408	584,671	633,291
Swap operation	-	-	11,585	-
Taxes and social contributions	40,934	60,199	73,045	167,152
Provision for contingencies	398,634	405,418	407,671	352,392
Regulatory charges	2,973	-	-	2,973
	2,995,430	2,861,760	2,884,141	3,231,586
Shareholders' Equity
Capital stock	2,900,000	2,900,000	2,900,000	1,620,247
Capital reserves	817,292	817,292	817,292	1,548,328
Income reserves	993,261	1,274,930	1,269,091	1,826,879
	4,710,553	4,992,222	4,986,383	4,995,454
Total Liabilities and Shareholders' Equity	8,761,789	8,812,537	9,036,798	9,139,964

SUMMARIZED FINANCIAL STATEMENTS
AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2003
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

STATEMENT OF INCOME				Accumulated

	1Q03	2Q03	3Q03	09/30/2003	09/30/2002
Operating revenues
Electricity sales to final customers	911,534	913,234	897,504	2,722,272	2,428,142
Electricity sales to distributors	43,860	44,042	133,190	221,092	160,296
Use of transmission plant	26,425	16,520	31,259	74,204	102,259
Telecom revenues	7,840	8,144	7,438	23,422	25,041
Other revenues	21,790	14,732	14,475	50,997	44,259
	1,011,449	996,672	1,083,866	3,091,987	2,759,997

Deductions from Operating Revenues	(297,693)	(313,342)	(327,220)	(938,255)	(791,514)

Net Operating Revenues	713,756	683,330	756,646	2,153,732	1,968,483
Operating Expenses
Personnel	84,363	89,347	97,388	271,098	239,327
Pension plan and other benefits	25,913	26,163	26,299	78,375	66,615
Materials and supplies	127,487	(13,517)	60,982	174,952	54,966
Third-party services	38,277	38,618	39,182	116,077	133,014
Electricity purchased for resale	309,771	55,824	230,302	595,897	537,709
Transmission of electricity purchased	4,132	4,611	4,774	13,517	10,902
Use of transmission system	51,696	30,538	47,398	129,632	103,683
Depreciation and amortization	72,734	72,379	73,045	218,158	211,386
Regulatory charges	57,236	57,054	34,572	148,862	121,488
Other expenses	18,729	30,922	69,620	119,271	(2,853)
	790,338	391,939	683,562	1,865,839	1,476,237

Gross profit from energy services	(76,582)	291,391	73,084	287,893	492,246
Equity in results of investees	10,100	(1,966)	14,255	22,389	(16,658)
Financial Income/Expense, Net
Financial Income	93,571	63,764	75,890	233,225	194,772
Financial Expenses	(47,081)	82,777	(105,506)	(69,810)	(730,293)

	46,490	146,541	(29,616)	163,415	(535,521)
Income (loss) from operations	(19,992)	435,966	57,723	473,697	(59,933)
Non-operating Expenses	(1,500)	(1,474)	(58,355)	(61,329)	(20,347)

Income (loss) before Taxes	(21,492)	434,492	(632)	412,368	(80,280)
Income tax	4,396	(112,356)	(3,698)	(111,658)	15,933
Social contribution tax	1,571	(40,467)	(1,509)	(40,405)	14,404

	5,967	(152,823)	(5,207)	(152,063)	30,337
Net income (loss)	(15,525)	281,669	(5,839)	260,305	(49,943)

Earnings/losses per thousand outstanding shares	(0.0567)	1.0293	(0.0213)	0.9512	(0.1825)

SUMMARIZED FINANCIAL STATEMENTS
AS OF AND FOR THE QUARTER ENDED SEPTEMBER 30, 2003
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS	TELECOM	PAR

Current Assets
Cash in hand	226,487	65,293	158,549	9,087	875
Costumers and distributors	230,757	36,335	538,639	-	-
Accounts receivable	353	45	15,135	2,697	571
Services in progress	443	1,235	537	-	292
CRC transferred to State Government	-	-	99,668	-	-
Taxes and social contribution paid in advance	7,604	13,050	91,291	1,783	1,474
Materials and supplies	-	6,598	9,343	1,274	-
Account for compensation of "Portion A"	-	-	30,939	-	-
Prepaid expenses, other	7,278	4,989	(5,211)	784	95
	472,922	127,545	938,890	15,625	3,307
Long-Term Assets
Customers and Distributors	24,417	-	42,948	-	-
CRC transferred to State Government	-	-	904,096	-	-
Income tax and social contribution tax	44,755	40,236	312,041	9,639	5,140
Judicial deposits	3,632	8,211	22,127	167	-
Intercompany receivable	147,605	20,181	-	-	-
Account for compensation of "Portion A"	-	-	216,573	-	-
Other	4,221	5,943	44,574	-	1,695
	224,630	74,571	1,542,359	9,806	6,835
Permanent
Investments	6,045	2,273	470	-	481,518
Property, plant and equipment	3,105,163	934,567	1,729,159	143,552	253
( - ) Special liabilities	-	(7,140)	(662,263)	-	-
	3,111,208	929,700	1,067,366	143,552	481,771
Total Assets	3,808,760	1,131,816	3,548,615	168,983	491,913

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR

Current Liabilities
Loans and financing	80,631	18,547	16,180	-	-
Debentures	-	-	31,484	-	-
Suppliers	132,369	4,262	571,874	4,758	4
Taxes and social contributions	38,567	31,447	157,736	930	1
Dividends proposed	-	-	-	-	9,859
Accrued payroll costs	12,872	11,700	42,349	3,718	627
Pension plan and other post-retirement benefits	19,735	13,830	39,920	2,833	111
Regulatory charges	10,031	760	45,631	13	-
Customers and other current liabilities	1,683	1,564	32,437	7	-
	295,888	82,110	937,611	12,259	10,602
Long-Tem Liabilities
Loans and financing	930,291	128,571	146,720	-	-
Debenture	-	-	500,698	-	-
Suppliers	889	-	-	-	-
Pension plan and other post-retirement benefits	108,541	103,652	348,890	22,685	903
Swap operation	11,585	-	-	-	-
Taxes and social contributions	-	-	73,045	-	-
Investees	-	-	80,441	21,958	159,415
Provision for contingencies	25,118	20,579	130,936	410	-
Regulatory charges	-	-	-	-	-
	1,076,424	252,802	1,280,730	45,053	160,318
Shareholders' Equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Income reserves	-	-	-	-	-
Accumulated deficit	97,516	44,915	(276,894)	(9,680)	(9,725)
	2,436,448	796,904	1,330,274	111,671	320,993

Total Liabilities and Shareholders' Equity	3,808,760	1,131,816	3,548,615	168,983	491,913

STATEMENT OF INCOME	GER	TRA	DIS	TELECOM	PAR

Operating revenues
Electricity sales to final customers	19,121	-	2,704,998	-	-
Electricity sales to distributors	643,916	-	132,706	-	-
Use of transmission plant	-	205,101	4,028	-	-
Telecom revenues	-	-	-	44,787	-
Other revenues	13,021	2,530	35,958	6	-
Deductions from Operating Revenues	(43,467)	(15,813)	(872,487)	(6,488)	-
Net Operating Revenues	632,591	191,818	2,005,203	38,305	-
Operating Expenses
Personnel and pension plan and other benefits	62,290	50,616	217,960	14,589	2,085
Materials and supplies and Third-party services	181,486	8,218	119,205	4,637	547
Electricity purchased for resale	32,548	-	1,118,879	-	-
Use of transmission system	37,216	-	240,858	-	-
Depreciation and amortization	75,329	26,182	102,549	14,064	34
Regulatory charges and other expenses	56,385	4,317	142,463	1,542	44
	445,254	89,333	1,941,914	34,832	2,710
Gross profit from energy services	187,337	102,485	63,289	3,473	(2,710)
Equity in results of investees	-	-	-	-	22,328
Financial Income/Expense, Net
Financial Income	31,232	12,433	187,729	1,715	259
Financial Expenses	29,918	3,207	(96,056)	(225)	(25)
	61,150	15,640	91,673	1,490	234
Income (loss) from operations	248,487	118,125	154,962	4,963	19,852
Non-operating Expenses	788	(407)	(4,150)	(167)	(17,726)
Income (loss) before Taxes	249,275	117,718	150,812	4,796	2,126
Income tax and Social contribution tax	(88,165)	(42,746)	(59,360)	(2,062)	2,049

Net income (loss)	161,110	74,972	91,452	2,734	4,175

3Q03 EARNINGS CONFERENCE CALL

Presentation, in Portuguese, by Ronald Thadeu Ravedutti, CFO and Investor Relations Officer

Date & Time:	Thursday, November 20, 2003
8:00 am EST
11:00 am Brasília Time

Number:	(55-11) 3216-1490

Access Code:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.